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                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. __ )*

                                  FVC.COM, INC.
                                (Name of Issuer)

                          COMMON STOCK. $.001 PAR VALUE
                         (Title of Class of Securities)

                                   337485 10 6
                                 (CUSIP Number)

                                DECEMBER 31, 1999
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  |_|      Rule 13d-1(b)

                  |_|      Rule 13d-1(c)

                  |X|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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-----------------------------------------------------                               ------------------------------------------------
CUSIP NO. 337485-10-6                                                13G                           PAGE 2 OF 5 PAGES
         ----------------------------------------
-----------------------------------------------------                               ------------------------------------------------
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     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NO. OF ABOVE  PERSONS

              Ralph K. Ungermann

------------------------------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a)      | |
              (b)      | |
------------------------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY

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     4        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------------------------------------------------------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

     NUMBER OF SHARES
       BENEFICIALLY
      OWNED BY EACH                  2,072,499. All of such shares
     REPORTING PERSON                are held in The Ralph K. Ungermann Living
           WITH                      Trust under agreement dated May 18, 1988,
                                     as amended of which the reporting person is
                                     the trustee.

                             -------------------------------------------------------------------------------------------------------
                               6     SHARED VOTING POWER

                                     -0-

                             -------------------------------------------------------------------------------------------------------
                               7     SOLE  DISPOSITIVE POWER

                                     2,072,499. All of such shares are
                                     held in The Ralph K. Ungermann Living Trust under agreement dated May18, 1988, as amended of which the reporting person is the trustee.

                             -------------------------------------------------------------------------------------------------------
                               8     SHARED DISPOSITIVE POWER

------------------------------------------------------------------------------------------------------------------------------------
     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,072,499. All of such shares are held in The Ralph K. Ungermann
              Living Trust under agreement dated May 18, 1988, as amended of which the reporting person is the trustee.

------------------------------------------------------------------------------------------------------------------------------------
     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                                 | |
------------------------------------------------------------------------------------------------------------------------------------
     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                       12.3%

------------------------------------------------------------------------------------------------------------------------------------
     12       TYPE OF REPORTING PERSON*

                       IN

------------------------------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                       2

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ITEM 1.

       (a)        Name of Issuer:   FVC.COM, Inc.

       (b)        Address of Issuer's Principal Executive Offices:
                  3393 Octavius Drive
                  Santa Clara, CA 95054

ITEM 2.

       (a)        Name of Person Filing:    Ralph K. Ungermann

       (b)        Address of Principal Business Office or, if None, Residence:
                  3393 Octavius Drive
                  Santa Clara, CA 95054

       (c)        Citizenship:      A citizen of the United States

       (d)        Title of Class of Securities:      Common Stock

       (e)        CUSIP Number:     337485-10-6

ITEM 3.    NOT APPLICABLE.

ITEM 4.    OWNERSHIP

         If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule
13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

       (a) Amount Beneficially Owned: 2,072,499 shares of Common Stock as of December 31, 1999. All of such shares are held in The Ralph
                  K. Ungermann Living Trust under agreement dated May 18, 1988 of which the reporting person is the trustee.

       (b)        Percent of Class: 12.3%

       (c)        Number of shares as to which such person has:

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

                  (i)      sole power to vote or to direct the vote:                    2,072,499
                  (ii)     shared power to vote or to direct the vote:                     -0-
                  (iii)    sole power to dispose or to direct the disposition of:       2,072,499
                  (iv)     shared power to dispose or to direct the disposition of:        -0-


                                       3

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ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

       Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

       Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

       Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

       Not applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP

       Not applicable.

ITEM 10.  CERTIFICATION

       Not Applicable.

                                    SIGNATURE

       After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                                  February 14, 2000
                                                  ------------------------------
                                                          Date

                                                  /S/ Ralph K. Ungermann
                                                  ------------------------------
                                                        Signature


                                                  Ralph K. Ungermann, Trustee
                                                  ------------------------------
                                                        Name/Title









                                       5